

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4631

January 9, 2017

<u>Via E-mail</u>
John Moukas
Chief Executive Officer
BioCrude Technologies USA, Inc.
1255 Phillips Square, Suite 605
Montreal, Quebec, CA H3B 3G5

> **Re:** **BioCrude Technologies USA, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 28, 2016**
> **File No. 333-214853**

Dear Mr. Moukas:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 15, 206 letter.

<u>Prospectus cover page</u>

1. As requested in comment two of our letter dated December 15, 2016, please revise your cover page to clarify that all of the shares that the company is offering (the 20 million shares) will be sold at a fixed price of $1.75 for the duration of the offering. The company is not eligible to conduct an at-the-market offering and must therefore fix a price for all of the shares it sells. By contrast, selling stockholders may sell at market prices once a market for the shares exists. We note that you did revise your disclosure as requested in our comment on page 49 in the section entitled "By Our Company".

2. Your prospectus cover page states that the offering will be conducted by officers and directors, yet you have provided for commissions on the cover page and in your use of proceeds section. Further, the notes to the use of proceeds table suggests that you are

allocating 10% of the offering toward commissions. Please revise all disclosures to clarify whether you are engaging a broker-dealer at this time, and if so, identify the broker-dealer and clarify the basis of the underwriting. Otherwise, please remove references to allocating offering proceeds toward commissions. If the offering is being conducted by officers and directors only, then it appears that the amount that you allocate toward offering expenses in your use of proceeds table should be consistent with the expenses of the offering described in Part II of the registration statement. If, after the registration statement is effective and your offering is underway, you engage a broker-dealer, you would need to file a post-effective amendment to the registration statement to identify the broker-dealer and expenses at that time.

Use of Proceeds, page 10

3. Your use of proceeds at the 25% level does not add up to $7,875,000. In fact, we note that you have allocated more than this amount, $7,979,766, to operational activities alone. Please revise.

Description of Business and Property, page 14

Company Milestones and Plan of Execution, page 29

4. We note your response to comment eight of our letter dated December 15, 2016. Please revise your disclosures to state the timeframe and status. For example, please revise your disclosures to clarify, if true, that Environmental Impacts Analysis has been completed.

Material Agreements, page 31

5. We note your response to comment six of our letter dated December 15, 2016. Please expand your disclosure to provide the material terms of each agreement such as each party's rights and obligations, the duration of the agreement, payment obligations including any minimum payment obligations under your Put or Pay and Take or Pay arrangements, and termination provisions.

6. We note your response to comment six of our letter dated December 15, 2016. We note that you have only filed the certain pages of these agreements as exhibits. You have not properly submitted a confidential treatment request. Please file each agreement in its entirety with your next amendment. If you believe that confidential treatment of particular information is warranted, you may request confidential treatment pursuant to Rule 406 of the Securities Act by submitting a confidential treatment request to the Office of the Secretary. For guidance in preparing a confidential treatment request, please refer to Staff Legal Bulletin No. 1A (Feb. 28, 1997 with the July 11, 2001 addendum).

7. Please ensure that each agreement is filed as a separate exhibit and revise your exhibit index accordingly.

Plan of Distribution, page 48

By our Company, page 49

8. We note your response to comment 13 of our letter dated December 15, 2016 that Mr. Southworth meets the conditions of (a)(4)(ii). It does not appear that Mr. Southworth is an officer of the company so please revise your disclosures or tell us what role Mr. Southworth has in connection with the offering.

Summary Compensation Table, page 41

9. We note your response to comment 10 of our letter dated December 15, 2016. Please revise your footnote to clarify, if true, that the aggregate grant date fair value for the restricted stock awards was computed in accordance with FASB Topic 718. See Regulation S-K Item 402(n)(2)(v).

You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction

cc: Harold P. Gewerter, Esq. *(via e-mail)*